Exhibit 23

Independent Auditors' Consent

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Executive Deferred Compensation Plan:

We consent to the incorporation by reference to the registration statement (No. 333-104204) on Form S-8 of Federated Department Stores, Inc. of our report dated March 26, 2004 with respect to the statements of assets available for plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Executive Deferred Compensation Plan of Federated Department Stores, Inc.

KPMG

Cincinnati, Ohio

March 26, 2004